September 26, 2007

Via EDGAR -- CORRES

Tim Buchmiller, Esq.
Senior Attorney
Division of Corporation Finance,
United States Securities and Exchange Commission,
100 F Street, N.E.
Washington, D.C. 20549

Re: Sierra Health Services, Inc.
Annual Report on Form 10-K/A
Filed April 30, 2007
File No. 001-08865

Dear Mr. Buchmiller:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “SEC" or the “Staff”) with respect to the above-referenced Form 10-K/A (the “2006 Form 10-K/A”) in the letter (the “Comment Letter”) dated August 21, 2007, addressed to Anthony M. Marlon, M.D., Chief Executive Officer of Sierra Health Services, Inc. (“Sierra” or "we" or “us”).

We understand that the Staff's comments in the Comment Letter do not require an amendment to our Annual Report on Form 10-K for the year ended December 31, 2006.  In response to your comments, we are undertaking to provide additional explanation and disclosure in any future filings in 2007 or 2008 which call for a Compensation Discussion and Analysis (“CD&A”) and other disclosures under Items 402 and 407 of Regulation S-K.  Obviously, actual disclosure in any future filing will reflect the facts and circumstances for the period discussed, which may differ from those described in the 2006 Form 10-K/A or referred to in our responses below.

Our Compensation Committee (the “Committee”) is the key decision maker regarding compensation of the named executive officers, and its decisions and rationales are a primary focus of your comments (and, indeed, of the entire CD&A).  Our management will work with the Committee on any future CD&A, and will seek the Committee’s help in developing improved disclosure that addresses the concerns raised by the Staff in the Comment Letter.

The Staff’s comments in the Comment Letter are copied below in bold type for your reference, and are followed by our response.  The captions below correspond to those used in the Comment Letter.

SEC Comment:

Compensation Discussion and Analysis, page 7

1.
Given that you utilize benchmarking in your evaluation of executive compensation, please include more specific disclosure that addresses how you target each element of compensation against the comparator companies.  Please specify how each element of compensation relates to the data you have analyzed from the comparator companies and include a discussion of where you target each element of compensation against the peer companies and where actual payments fell within the targeted parameters.  To the extent actual compensation was outside of a targeted percentile range, please discuss why.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:

While we can and will, in future filings, provide some additional disclosure to respond to this comment, we believe that most of the information requested by this comment in fact was provided in our CD&A.  We use benchmarking in our decision-making on executive compensation in the way disclosed in the CD&A.  Your comment seems to assume that we have used benchmarking more broadly but declined to provide that benchmarking disclosure.

You ask for "more specific disclosure that addresses how you target each element of compensation against the comparator companies."  We specifically disclosed at page 9 information regarding where we target base salaries, total direct compensation (sum of base salary, target annual bonus and long-term incentive), and total remuneration which is total direct compensation plus all other elements.  We explained that salary and total direct compensation were benchmarked, while other elements of compensation were not benchmarked against the comparator companies.  We can provide more breakout regarding annual incentive and long-term incentives, but our targeting of these was also discussed.  We cannot disclose benchmarking information for elements which we have not benchmarked, but we can discuss in greater detail the basis for our view that these elements, separately and in the aggregate, provide compensation that is within a range of competitive practice.

You ask for disclosure of "where actual payments fell within the targeted parameters."  We did provide, particularly at pages 11 and 12, a concise but thorough summary of how our actual compensation levels compared to our benchmarks.  We will disclose benchmarking information relating to other elements of compensation in future filings if it exists, but we know you understand that we will not seek out benchmarking information simply for purposes of disclosure – we will disclose information that plays a part in our decision-making, and explain how it does so.

You ask also for discussion of why actual compensation falls outside of our targeted percentile range.  For salary, annual incentive and total direct compensation, we disclosed where authorized compensation fell outside of our desired range and explained our reasons for that.  For example, we explained at page 9 of the 2006 Form 10-K/A:

For individual executives, we may set compensation at levels above or below these targeted market positions to reflect an individual’s performance, experience, role and breadth of responsibilities. In this regard, with respect to Dr. Marlon, whose role and performance have been critical to Sierra’s success since its founding, we have set target TDC and total remuneration at levels which are substantially above the 50th percentile. We have taken this approach in view of Dr. Marlon’s sustained excellence in leading Sierra since its founding, and particularly in view of the outstanding results achieved by Sierra in the past five years. This strong performance has resulted in sharply increased performance targets in successive years in this five-year period.

At pages 11-12 of the 2006 Form 10-K/A, we further discussed the specific percentile positioning of our named executive officers' 2006 salary, bonus and long-term incentives that were above median levels, and further addressed our CEO's compensation:

In the case of the CEO, we have set salary, annual bonus and long-term incentive award levels in view of his long and outstanding service to Sierra, in particular his critical role in our outstanding performance over the past five years. In addition, our CEO has long held a substantial equity position in Sierra, so that we have weighted his compensation more heavily in its cash components and less heavily in its equity components. Viewed in the context of the peer group of companies, the resulting 2006 total direct compensation for the CEO is at approximately the 80th percentile of the market based on 2005 competitive compensation data.

To the extent that your comment refers to "actual compensation," there is a distinction between the target levels of annual incentive we set at the beginning of the year and the amounts paid out – which may be dramatically above or below the target levels – based on performance.  We did not have any practical way to analyze actual 2006 annual incentive payouts against the comparator group, but we did provide significant disclosure analyzing actual pay compared to actual performance in relation to the comparator group based on a study completed in mid-2006 (see pp. 10-11).  Of course, we also explained in detail how our actual 2006 performance was translated into the actual payouts of annual incentive (see pp  12-14).  In response to your comment, we will improve our disclosure of how we determined the range of potential annual incentive payouts, which is not based on benchmarking.

SEC Comment:

2.
We note your disclosure regarding the quantitative and qualitative goals used in determining amounts payable under each element but, as a general matter, your disclosure does not clarify how each element fits into your overall compensation objectives and how the amounts paid under each element affect decisions regarding the amounts paid or awarded under the other elements of your compensation package.  The Compensation Discussion and Analysis should explain and place in context how and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards.  See Item 402(b)(1)(vi) of Regulation S-K.

Response:

In any future filings, we will provide additional explanation of how elements of a named executive officer's compensation fit into our overall compensation objectives, with particular focus on how amounts paid under each element affect decisions regarding other elements of the compensation package.  We understand that this requires explanation of how decisions with respect to one element of compensation may not have influenced Committee decisions, where circumstances might otherwise suggest a relationship between the two elements.

SEC Comment:

3.
We not that Dr. Marlon realized $9,830,457 upon the exercise of stock options and the vesting of stock awards.  Please include disclosure addressing the impact these realized amounts had or will have on compensation policies or specific awards, including how these types of gains will be considered in setting future retirement benefits.  Similar consideration should be given to this topic as it relates to Mr. Bunker.  Refer to Item 402(b)(2)(x) of Regulation S-K

Response:

In any future filings, we will specifically address how value realized upon the exercise of stock options or the vesting of stock awards did or did not affect other compensation decisions or policies, and specific amounts of other compensation, where amounts realized are significant.  We understand your comment 2 above to make a related point, seeking disclosure of how built-up value of equity awards does or does not affect other elements of compensation, and we will provide additional disclosure on that point as well.

SEC Comment:

4.
Your Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year.  Please give adequate consideration to Instruction 2 of Item 402(b) in fashioning your disclosure pursuant to the item requirement.  See Section II.B.1 of Commission Release 33-8732A.

Response:

In any future filings, we will address actions regarding the compensation of the named executive officers taken after the end of the fiscal year, taking into account Instruction 2 to Item 402(b).

SEC Comment:

Role of the Compensation Committee and Executive Officers in Determining Executive Compensation, page 9

5.
With respect to the engagement of Watson Wyatt Worldwide, please provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K including a description of the nature and scope of the consultant's assignment or the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement.

Response:

We accept this Comment, and in any future filings will provide a fuller explanation of the role of any compensation consultant in our decisions as to the form and amount of compensation discussed in the CD&A, including the nature and scope of assignments and the material elements of instructions or directions the Committee has given to them.

SEC Comment:

Annual Bonus, page 12

6.
Although you provide a description of how company performance affects annual bonuses and equity-based awards, we note minimal analysis of the effect individual performance has on compensation awards.  Please expand your disclosure to provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers.  For example, disclose and discuss in greater detail the achievement of the financial and operational goals within a named executive officer's individual area of responsibility.  Please also expand your disclosure to include a description of factors the Committee considered in establishing personal objective s for Dr. Marlon.  See Item 402(b)(2)(vii) of Regulation S-K

Response:

In any future filing, we will expand our disclosure explaining the effect of individual performance on compensation for the named executive officers, including the specific topics identified in this comment.

SEC Comment:

Long Term Incentives, page 14

7.
Please provide a reasonably complete analysis of the individual factors that were considered in making the performance-based restricted stock unit award on August 17, 2006 and describe the reasons why the Committee believed the awards were appropriate and fit reasonably within your overall compensation objectives.

Response:

In any future filing, we will expand our disclosure explaining the individual factors considered in making performance-based restricted stock units grants, and the Committee's reasons for determining to grant the awards, as requested.

SEC Comment:

Grants of Plan-Based Awards for 2006, page 20

8.
It is not clear from the disclosure contained in footnote (2) why you believe you were not required to report the maximum amount of payout under the 2006 Management Incentive Compensation Plan in column (e) of the table.  To the extent there is a basis for the exclusion of these amounts, the disclosure in the footnote should clearly indicate the reasons why.  Otherwise, we would expect to see disclosure that comports with the requirements of paragraph (d) of Item 402 of Regulation S-K.

Response:

We understood this requirement to be to show the dollar amount calculated at the time of grant as a future maximum payout.  That this is a "forward-looking" estimate, from the vantage point of the grant date, is clear from the title of the table and the column heading.  We were not able to calculate the maximum payout level for these awards at the time of grant because the maximum is an amount determined by formulas tied to various performance metrics; it is not a fixed dollar amount (such as two times the target payment).  The plan itself also imposed a maximum payout amount for each individual under the plan, a limit intended to meet the "per-person" limit requirements of Section 162(m) of the Internal Revenue Code.  This amount also is based on a performance metric – four percent of pre-tax operating income – and therefore could not be calculated at the time of grant.

We based our disclosure on the Staff's interpretations of Item 402 issued January 24, 2007.  In the part titled "Interpretive Responses Regarding Particular Situations," Section 5.01 states:

If plans do not include thresholds or maximums (or equivalent items), the registrant need not include arbitrary sample threshold and maximum amounts.  For example, for a non-equity incentive plan that does not specify threshold or maximum payout amounts (for example, a plan in which each unit entitles the executive to $1.00 of payment for each $.01 increase in earnings per share during the performance period), threshold and maximum levels need not be shown as “0” and “N/A” because the payouts theoretically may range from nothing to infinity.  Rather, an appropriate footnote should state that there are no thresholds or maximums (or equivalent items).

Our outside counsel advised us that this interpretation applies when maximums are formulaic and not a fixed dollar amount.  We therefore concluded to explain in a footnote that the maximum amount was not a fixed amount, but instead was determinable only by application of two formulas to the full-year 2006 performance.  The footnote also disclosed the separate maximum amount -- $8,619,720 – determined under the plan's 162(m) maximum formula.  This was determined after the end of 2006, looking back at 2006 performance, and was not a number known at the time of grant of these plan-based awards.

In light of the above-quoted interpretation and the column headings and instructions to this table, we believe our disclosure complied with Item 402(d).

SEC Comment:

2006 Non-Qualified Deferred Compensation, page 27

9.
Pursuant to the Instruction to Item 402(i)(2), you should provide a footnote that quantifies the extent to which the amounts reported in the aggregate balance at last fiscal year end (column (f)) previously were reported as compensation to the named executive officer in your Summary Compensation Table for previous years.

Response:

We were advised by our outside counsel that Anne Krauskopf of the Staff had stated at a conference in November 2006 that, during the transition to the new proxy disclosure rules, it was not necessary to attempt to retrace deferrals made in previous years and identify the portion of a current end-of-year account balances that represents amounts previously shown as compensation in past years' Summary Compensation Tables.  Mark Borges stated, in his blog at CompensationStandards.com, that he chaired the panel at which Ms. Krauskopf made these statements (see Borges Blog, Nov. 14, 2006).  We relied on this position, in good faith and with the advice of counsel, and in view of the fact that it could be very difficult and time consuming to produce this particular item of information.

Ms. Krauskopf's statements from November 2006 were then confirmed, in Question and Answer 10.01 of the Staff's interpretations of Item 402 issued January 24, 2007, which stated:

Question: The instruction to Item 402(i)(2) of Regulation S-K requires footnote disclosure quantifying the extent to which amounts reported in the table were reported as compensation in the Summary Compensation Table in the last completed fiscal year and in previous fiscal years. What should be noted by footnote when amounts were not previously reported (either because of the transition guidance in Securities Act Release No. 8732A or when a named executive officer appears in the table for the first time)?

Answer: The purpose of the instruction is to facilitate an understanding that non-qualified deferred compensation is reported elsewhere within the executive compensation disclosure over time.  Amounts only need to be disclosed by footnote if they were actually previously reported in the Summary Compensation Table.

We understand that the reference to "transition guidance" refers to the three-year phase in of the new Summary Compensation Table, so that amounts reported in Summary Compensation Tables before 2006 are not covered by the footnote requirement.

Of course, going forward we will comply with the requirement under Item 402(i)(2) as interpreted in the above interpretation and in any other guidance issued by the Staff.

SEC Comment:

Certain Relationships and Related Transactions, page 38

10.
Please provide the disclosure required by Item 404(b) of Regulation S-K, which should include a description of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K.

Response:

In any future filings, we will comply with this requirement.

*                    *                    *

In connection with our responses to the Staff comments set forth above, we acknowledge to you that (i) Sierra is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings, and (iii) Sierra may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these materials, please feel free to call me at (702) 242-7189.

Sincerely,

/s/ Frank E. Collins
Frank E. Collins
Senior Executive Vice President – Legal and Administration, and Secretary
Sierra Health Services, Inc.

cc           Charles L. Ruthe
(Chairman, Compensation Committee)

Anthony M. Marlon
Marc R. Briggs
(Sierra Health Services, Inc.)